787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 22, 2020

VIA EDGAR

John Grzeskiewicz, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Systematic Multi-Strategy Fund, a series of BlackRock Funds IV

Post-Effective Amendment No. 15 under the Securities Act of 1933 and Amendment No. 16 under the Investment Company Act of 1940 to

Registration Statement on Form N-1A

(File Nos. 333-224373 and 811-23341)

Dear Mr. Grzeskiewicz:

On behalf of BlackRock Systematic Multi-Strategy Fund (the “Fund”), a series of BlackRock Funds IV, this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on September 11, 2020 regarding Post-Effective Amendment No. 15 (“PEA No. 15”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 16 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on July 31, 2020.

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Comment No. 1:	With respect to the subsection of the Prospectus entitled “Fund Overview – Fees and Expenses of the Fund,” please provide the Staff with a completed fee table at least one full week before the effective date of the Amendment.

Response No. 1:	As requested, the Fund has provided a completed fee table and cost example at least one week prior to the filing becoming effective.

NEW YORK    WASHINGTON    HOUSTON     PALO    ALTO    CHICAGO    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

September 22, 2020

Comment No. 2:	The Staff believes it would be more beneficial if the Fund’s principal risks are reordered based on the level of risk, with the most significant risks to the Fund listed first. We note that the Director of the Division of Investment Management has addressed the practice of some funds of listing risk factors in alphabetical order. See https://www.sec.gov/news/speech/speech-blass-102518.

Response No. 2:	The Fund recognizes the SEC’s Guidance (ADI 2019-08), but respectfully declines to change the order in which its discloses its principal risks at this time. The sections of the Prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, the Fund believes that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. The Fund notes that the subsections of the Prospectus entitled “Fund Overview — Key Facts About BlackRock Systematic Multi-Strategy Fund — Principal Risks of Investing in the Fund” and “Details About the Fund — Investment Risks” in PEA No. 15 include, and the same sections in the Amendment will include, the following disclosure: “The order of the below risk factors does not indicate the significance of any particular risk factor.” Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, the Fund is concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

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Please do not hesitate to contact me at (212) 728-8138 if you have comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Elliot J. Gluck

Elliot J. Gluck

cc:	Janey Ahn, Esq., BlackRock Advisors, LLC

Jessica A. Herlihy, Esq., BlackRock, Inc.